UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Galaxy Gaming, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

36318P105
(CUSIP Number)

HANNAH O’DONNELL
c/o Bryan M. Williams, Esq.
Sklar Williams PLLC
410 S. Rampart Blvd., Suite 350
Las Vegas, NV 89145
702-360-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 20191
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

On May 6, 2019 the Company disclosed in a Form 8-K that it had initiated a forced redemption (“Redemption”) of 23,271,667 shares of the Company common stock owned by its majority shareholder. The Company concurrently filed a lawsuit (“Redemption Validation Lawsuit”) in the Eighth Judicial District Court of Nevada requesting a declaratory order to confirm the legal validity of the Redemption. As of the date of this filing, the Redemption Validation Lawsuit has not been decided. On May 31, 2019 the Reporting Person initiated a lawsuit in Eighth Judicial District Court of Nevada to compel the election of directors for the Company pursuant to NRS § 78.345, and on June 6, 2019 filed a motion for injunctive relief, which requested the Eighth Judicial District Court of Nevada set a record date and give effect to the Redemption for the purposes of determining shareholders entitled to vote in the election of directors, and the number of voting shares outstanding on such record date.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hannah O’Donnell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(see instructions) (a) ☐(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not applicable. Non-purchase increase in pro-rata ownership resulting from issuer redemption of non-related majority shareholders
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,714,286
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,714,286
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,286
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.922
14.	TYPE OF REPORTING PERSON (see instructions) Individual

Giving effect to the Redemption, the validity of which is subject to active ongoing litigation as of the date of this filing (see footnote 1 above).

CUSIP No. 36318P105	13D

Item 1.  Security and Issuer.

 The class of equity securities to which this Schedule 13D relates is common stock, $0.001 par value per share (“Common Stock”) of Galaxy Gaming, Inc., a Nevada corporation (the “Company” or the “Issuer”), with its principal executive offices at 6767 Spencer Street, Las Vegas, NV 89119.

Item 2.  Identity and Background.

(a)This Schedule 13D is filed by and on behalf of Hannah O’Donnell, an individual.

(b)The Reporting Person’s address is 3750 Las Vegas Blvd. South, Unit 2609 Las Vegas NV 89158.

(c)The Reporting Person’s principal occupation or employment is: retiree, private investments.

(d)The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has the Reporting Person been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)The Reporting Person is a citizen of the United Kingdom, and a Green Card Resident of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

Not applicable. Non-purchase increase in pro-rata ownership resulting from Company redemption of non-related majority shareholders. See footnote 1 above.

Item 4.  Purpose of Transaction.

Not applicable. Non-purchase increase in pro-rata ownership resulting from Company redemption of non-related majority shareholders. See footnote 1 above. The Reporting Person has initiated a lawsuit to compel election of directors under NRS §78.345. See footnote 1 above.

The Reporting Person may, from time to time and for his own account, increase or decrease his beneficial ownership of Common Stock or other securities of the Company. The Reporting Person has not reached any decision with respect to any such possible actions.  If the Reporting Person does increase or decrease his beneficial ownership of Common Stock or other securities of the Company, he will timely file an appropriate amendment to this Schedule 13D.  Other than as described in this Schedule 13D (including footnote 1 referenced above), the Reporting Person does not have any plans or proposals which relate or would result in:

(a)The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Company; provided, however, the Reporting Person has initiated a lawsuit to compel the election of directors, and may present a slate of director candidates in proxy filings conducted in connection with same (see footnote 1 above);

(e)Any material change in the present capitalization or dividend policy of the Company;

(f)Any other material change in the Company's business or corporate structure;

(g)Changes in the Company's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h)Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)As of the date hereof, the Reporting Person beneficially owns 1,714,286 shares of the Company’s Common Stock.

(b)The Reporting Person has sole voting and sole dispositive power over such shares. No other person shares any voting or dispositive power of such shares.

(c)Other than the transactions described in Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Company in the last 60 days.

(d)No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 2, 3, 4, and 5, above.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Hannah O’Donnell Signature

June 6, 2019 Date